Exhibit 99.1

For Immediate Release Contact: Harvey Grossblatt, President Universal Security Instruments, Inc. 410-363-3000, Ext. 224 Or Don Hunt, Jeff Lambert Lambert, Edwards & Associates, Inc. 616-233-0500

Universal Security Instruments Announces the Filing of its Form 10-K and Reports Fourth-Quarter and Year-End Results

OWINGS MILLS, Md. August 25, 2015 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced that it has filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2015 which was not timely filed due to unforeseen delays in the completion of the financial statements of the Company’s 50%-owned Hong Kong Joint Venture. As previously reported, the Company had received a letter from NYSE MKT LLC (the “Exchange”) stating that the delayed filing violated Exchange rules and that unless prompt corrective action is taken, the Company could be subject to delisting. The Company believes that the filing of the Annual Report on Form 10-K satisfies the Exchange’s requirements for prompt corrective action.

The Company noted that the auditor’s opinion letter to the audited consolidated financial statements for the fiscal year ended March 31, 2015, included in the Company’s Annual Report on Form 10-K, includes a going concern qualification.  This qualification and the related disclosures in our financial statements are based on the Company’s history of losses, declining revenue, and over reliance on short term financing.  Management’s plan in response to these conditions includes increasing sales resulting from the delivery of the Company’s new line of sealed battery ionization smoke alarms and carbon monoxide products, decreasing expenses and obtaining additional financing on its credit facility.  Though no assurance can be given, if management’s plan is successful over the next twelve months, the Company anticipates that it should be able to meet its cash needs.  In addition management is in discussions with it factor to change its factoring agreement that should provide access to working capital when needed.

The Company reported the following for its fourth quarter and fiscal year ended March 31, 2015:

•	For the fourth quarter ended March 31, 2015, a net loss of $748,500, or $0.32 per basic and diluted share, on sales of $2,782,210. This compares to a net loss of $1,504,306, or $0.65 per basic and diluted share, on sales of $2,636,933 for the comparable period of the previous year.
•	For the 12 months ended March 31, 2015, sales decreased 21.4% to $9,891,554 versus $12,577,127 for the same period last year. The Company reported a net loss of $3,704,985, or $1.60 per basic and diluted share, versus a net loss of $4,450,244, or $1.94 per basic and diluted share, for the same period last year. For the fiscal year ending March 31, 2014 our operations were impacted by lower sales and a non-cash charge to fully reserve our deferred tax asset in the amount of $2,310,835.

Harvey Grossblatt, President and Chief Executive Officer said, “The primarily reason for lower sales was the delay in obtaining certification for our new line of sealed smoke alarms and carbon monoxide (CO) alarms. We have now received approvals for our complete line of sealed ionization smoke, CO and combination smoke and CO alarms. We should have approvals for our complete line of photoelectric models later this fiscal year.  Once we receive all of our approvals we expect the Company to return to profitability and expect fiscal year 2016 to be substantially improved from our current fiscal year as we will start delivering higher levels of sealed product.”

11407 CRONHILL DRIVE, SUITE A • OWINGS MILLS, MARYLAND 21117, USA

(410) 363-3000 • www.universalsecurity.com

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UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 45 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
	2015	2014
Sales	$2,782,210	$2,636,933
Net loss	(748,500)	(1,504,306)
Net loss per share – basic	(0.32)	(0.65)
Net loss per share – diluted	(0.32)	(0.65)
Weighted average number of common shares outstanding
Basic	2,312,887	2,296,498
Diluted	2,312,887	2,296,498

(AUDITED)

	Twelve Months Ended March 31,
	2015	2014
Sales	$9,891,554	$12,577,127
Net loss	(3,704,985)	(4,450,244)
Net loss per share – basic	(1.60)	(1.94)
Net loss per share – diluted	(1.60)	(1.94)
Weighted average number of common shares outstanding
Basic	2,312,887	2,290,010
Diluted	2,312,887	2,290,010

CONSOLIDATED BALANCE SHEETS

ASSETS
	March 31,
	2015	2014
Cash, cash equivalents and investments	$49,427	$2,050,993
Funds held by factor	631,906	-
Accounts receivable and amount due from factor	1,734,423	2,289,122
Inventory	3,906,082	4,194,213
Prepaid expenses	438,745	406,012
TOTAL CURRENT ASSETS	6,760,583	8,940,340

INVESTMENT IN HONG KONG JOINT VENTURE	12,943,280	14,002,270
PROPERTY, PLANT AND EQUIPMENT – NET	104,618	146,212
OTHER ASSETS	97,547	114,154
TOTAL ASSETS	$19,906,028	$23,202,976

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued expenses	$668,846	$606,314
Accounts payable– Hong Kong Joint Venture	299,985	28,681
Accrued liabilities	180,200	150,566
TOTAL CURRENT LIABILITIES	1,149,031	785,561

LONG TERM OBLIGATION	-	25,000
SHAREHOLDERS’ EQUITY
Common stock, $.01 par value per share; 20,000,000 authorized, 2,312,887 shares outstanding at March 31, 2015 and 2014	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Retained earnings	4,588,332	8,293,317
Accumulated other comprehensive income	1,259,695	1,190,128
TOTAL SHAREHOLDERS’ EQUITY	18,756,997	22,392,415
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$19,906,028	$23,202,976